UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                    ---------------------------

                         SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. _____)*


                    QuadraMed Corporation

                         (Name of Issuer)


               Common Stock, par value $0.01 per share
                    (Title of Class of Securities)
                              74730W 10 1

                         (CUSIP Number)

                         Ted J. Ackroyd
               c/o Healthcare Research Affiliates, Inc.
                         West Shore Office Park
                         5000 Lenker Street
                    Mechanicsburg, PA 17055
                         (717) 730-3770

     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         December 29, 1997

     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  []

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















                    SCHEDULE 13D

CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS

     Resource Health Partners, L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) []
                                                            (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                            []

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                7    SOLE VOTING POWER
SHARES                        -0-
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH                          1,588,701 (1)
REPORTING
PERSON WITH              9    SOLE DISPOSITIVE POWER
                              -0-

                         10   SHARED DISPOSITIVE POWER
                              1,588,701 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,588,701

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                   []

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.5%

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Power is exercised through its sole general partner, RHP GP, L.P.














                    SCHEDULE 13D

CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS

     RHP GP, L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                7    SOLE VOTING POWER
SHARES                        -0-
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH                          1,588,701 (1)
REPORTING
PERSON WITH              9    SOLE DISPOSITIVE POWER
                              -0-

                         10   SHARED DISPOSITIVE POWER
                              1,588,701 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

     1,588,701 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.5%

14   TYPE OF REPORTING PERSON*

     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Solely in its capacity as the general partner of Resource
     Health Partners, L.P.









                    SCHEDULE 13D

CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS

     RHP Health, Inc.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                7    SOLE VOTING POWER
SHARES                        -0-
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH                          1,588,701 (1)
REPORTING
PERSON WITH              9    SOLE DISPOSITIVE POWER
                              -0-

                         10   SHARED DISPOSITIVE POWER
                              1,588,701 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

     1,588,701 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.5%

14   TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the sole general partner of RHP GP, L.P., which is the sole general partner of Resource Health
     Partners, L.P.








                    SCHEDULE 13D

CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS

     Ted J. Ackroyd

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF                7    SOLE VOTING POWER
SHARES                        -0-
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH                          1,588,701 (1)
REPORTING
PERSON WITH              9    SOLE DISPOSITIVE POWER
                              -0-

                         10   SHARED DISPOSITIVE POWER
                              1,588,701 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

     1,588,701 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.5%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as President, Chief Executive Officer, director and stockholder of RHP Health, Inc., which is the sole general partner of RHP GP, L.P., which is the sole general partner of Resource Health Partners, L.P.

                    SCHEDULE 13D

CUSIP No. 74730W 10 1

1    NAME OF REPORTING PERSONS

     Craig Camp

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF                7    SOLE VOTING POWER
SHARES                        -0-
BENEFICIALLY
OWNED BY                 8    SHARED VOTING POWER
EACH                          1,588,701 (1)
REPORTING
PERSON WITH              9    SOLE DISPOSITIVE POWER
                              -0-

                         10   SHARED DISPOSITIVE POWER
                              1,588,701 (1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

     1,588,701 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.5%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Treasurer and Secretary, director and stockholder of RHP Health, Inc., which is the sole general partner of RHP GP, L.P., which is the sole general partner of Resource Health Partners, L.P.







Item 1.  Security and Issuer.

     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of QuadraMed Corporation ("QuadraMed"). QuadraMed is a Delaware corporation with principal executive offices at 80 East Sir Francis Drake Blvd., Suite 2A, Larkspur, California 94939.

Item 2.  Identity and Background.

     This statement is being filed by Resource Health Partners, L.P. ("Resource"), RHP GP, L.P. ("RHP GP"), RHP Health, Inc. ("RHP, Inc."), Ted J. Ackroyd and Craig Camp (individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

     Resource is a Delaware limited partnership that invests directly or indirectly through its subsidiaries in businesses engaged in the health care industry. Its principal business and office address is c/o Ted J. Ackroyd, Healthcare Research Affiliates, Inc., West Shore Office Park, 5000 Lenker Street, Mechanicsburg, Pennsylvania 17055. RHP GP is the sole general partner of Resource, and RHP, Inc. is the sole general partner of RHP GP. Ted J. Ackroyd and Craig Camp constitute all of the stockholders, directors and executive officers of RHP, Inc.

     RHP GP is a Delaware limited partnership, whose sole business is to act as the sole general partner of Resource. Its principal business and office address is c/o Ted J. Ackroyd, Healthcare Research Affiliates, Inc., West Shore Office Park, 5000 Lenker Street, Mechanicsburg, Pennsylvania 17055.

     RHP, Inc. is a Delaware corporation whose sole business is to act as the sole general partner of RHP GP. Its principal business and office address is c/o Ted J. Ackroyd, Healthcare Research Affiliates, Inc., West Shore Office Park, 5000 Lenker Street, Mechanicsburg, Pennsylvania 17055.

     Ted J. Ackroyd is President, Chief Executive Officer, director and stockholder of RHP, Inc. He is also the President, Chief Executive Officer, Secretary and Treasurer of Healthcare Research Affiliates, Inc. His principal business and office address is Healthcare Research Affiliates, Inc., West Shore Office Park, 5000 Lenker Street, Mechanicsburg, Pennsylvania 17055. He is a citizen of the United States.


     Craig Camp is Secretary and Treasurer of RHP, Inc. He is also the Chief Financial Officer and a Vice President of Rothenberg Health Systems Inc. His principal business and office address is Rothenberg Health Systems Inc., 20955 Warner Center Lane, Woodland Hills, California 91367. He is a citizen of the United States.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to December 29, 1997, none of the Reporting Persons beneficially owned any shares of Common Stock.

     Pursuant to an Acquisition Agreement and Plan of Merger, dated as of December 29, 1997, by and among QuadraMed, RH Acquisition Co., and FA Acquisition Co., on the one hand and Resource, Resource Holdings, Ltd. ("RHL"), and FRA Acquisition Inc. ("FRA") on the other hand (the "Merger Agreement"), RH Acquisition Co. merged with and into RHL, FA Acquisition Co. merged with and into FRA, and all of the outstanding shares of capital stock of each of FRA and RHL (all of which was owned by Resource), was converted into 1,588,701 shares of Common Stock. Pursuant to the Merger Agreement, each share of Common Stock acquired by Resource was valued at approximately $23.87.

Item 4.  Purpose of Transaction.

     The shares of Common Stock were acquired by Resource for the purpose of investment.

     Resource plans to make a liquidating distribution of the shares of Common Stock held by it to its partners. After such liquidating distribution, RHP GP plans to make a liquidating distribution of the shares of Common Stock received by it to its partners. After RHP GP makes such liquidating distribution, RHP, Inc. plans to distribute the shares of Common Stock received by it to its stockholders.

Item 5.  Interest in Securities of the Issuer.

     (a) Resource owns 1,588,701 shares of Common Stock, constituting approximately 13.5% of the outstanding Common Stock
(on the basis of 10,195,753 shares of Common Stock outstanding as of October 31, 1997).

     RHP GP may, by reason of its status as the sole general partner of Resource, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which Resource possesses beneficial ownership.

     RHP, Inc. may, by reason of its status as the sole general partner of RHP GP, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which Resource possesses beneficial ownership.

     Ted J. Ackroyd may, by reason of his status as a control person of RHP, Inc., which is the general partner of RHP GP, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which Resource possesses beneficial ownership.

     Craig Camp may, by reason of his status as a control person of RHP, Inc., which is the general partner of RHP GP, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which Resource possesses beneficial ownership.

     (b) Ted J. Ackroyd, Craig Camp, RHP, Inc. and RHP GP share with Resource the power to vote and dispose of the shares of Common Stock beneficially owned directly by Resource.

     (c) Except as described in Item 3 hereof, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

     (d) Except as described in Item 4 hereof, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by Resource pursuant to the Merger Agreement. Upon the making of the liquidating distribution by Resource, J.P. Morgan Investment Corporation, a limited partner of Resource, will have an interest in excess of five percent of the outstanding Common Stock.

     (e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     The description of the Merger Agreement set forth in Item 3 hereof is hereby incorporated by reference.

     Pursuant to the Merger Agreement and an Escrow Agreement, dated as of December 29, 1997, by and among QuadraMed, RH Acquisition Co., FA Acquisition Co., Resource, RHL, FRA and State Street Bank & Trust Company (the "Escrow Agreement"), 155,014 shares of the Common Stock received by Resource have been placed into escrow for up to one year to secure the representations, warranties and covenants made by Resource pursuant to the Merger Agreement.

     Pursuant to the terms of the Merger Agreement, a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 29, 1997, was entered into by QuadraMed and Resource. The Registration Rights Agreement obligates QuadraMed to (i) file a registration statement covering the shares of Common Stock owned by Resource (or its permitted distributees and their permitted transferees) by January 28, 1998; (ii) use its best efforts to obtain effectiveness of the registration statement as soon as practicable but in any event before March 29, 1998; (iii) use its best efforts to keep the registration statement effective at all times until 2 years following the later of (a) the effective date of such registration statement and (b) the publication by QuadraMed of financial results that include at least 30 days of combined operations of QuadraMed, RHL, FRA and their respective subsidiaries; and (iv) pay registration fees and other expenses incurred in connection with the registration statement other than underwriting discounts and commissions.

     Resource and QuadraMed will be entering into agreements (each, a "Transfer Restriction Agreement") with partners of Resource pursuant to which certain such partners will agree not to transfer any of the shares of Common Stock that they receive from Resource until the publication by QuadraMed of financial results that include at least thirty days of combined operations of QuadraMed, RHL, FRA and their respective subsidiaries.

     The foregoing descriptions of the Merger Agreement, the Escrow Agreement, the Registration Rights Agreement and the Transfer Restriction Agreement are not, and do not purport to be, complete, and are qualified in their entirety by reference to the forms of such agreements included as Exhibits hereto, which forms are incorporated by reference hereto.


Item 7.  Material to be Filed as Exhibits.

     1.   Exhibit I  -  Agreement pursuant to Rule 13d-
                        1(f)(1)(iii), filed herewith

     2.   Exhibit II -  Merger Agreement

     3.   Exhibit III- Escrow Agreement

     4.   Exhibit IV - Registration Rights Agreement

     5.   Exhibit V  - Transfer Restriction Agreement



Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1998

                         RESOURCE HEALTH PARTNERS L.P.
                         By:  RHP GP, L.P., its general partner
                         By:  RHP Health, Inc., its general partner


                         By: /s/ Ted J. Ackroyd
                         Name:  Ted J. Ackroyd
                         Title: President and Chief Executive
                                Officer


                         RHP GP, L.P.
                         By:  RHP Health, Inc., its general partner


                         By: /s/ Ted J. Ackroyd
                         Name:  Ted J. Ackroyd
                         Title: President and Chief Executive
                                Officer


                         RHP HEALTH, INC.


                         By: /s/ Ted J. Ackroyd
                         Name:  Ted J. Ackroyd
                         Title: President and Chief Executive
                                Officer


                              /s/ Ted J. Ackroyd
                              Ted J. Ackroyd


                              /s/ Craig Camp
                              Craig Camp





                            EXHIBIT I

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                         RESOURCE HEALTH PARTNERS L.P.
                         By:  RHP GP, L.P., its general partner
                         By:  RHP Health, Inc., its general partner


                         By: /s/ Ted J. Ackroyd
                         Name:  Ted J. Ackroyd
                         Title: President and Chief Executive
                                Officer


                         RHP GP, L.P.
                         By:  RHP Health, Inc., its general partner


                         By:/s/ Ted J. Ackroyd
                         Name:  Ted J. Ackroyd
                         Title: President and Chief Executive
                                Officer


                         RHP HEALTH, INC.


                         By: /s/ Ted J. Ackroyd
                         Name:  Ted J. Ackroyd
                         Title: President and Chief Executive
                                Officer


                              /s/ Ted J. Ackroyd
                              Ted J. Ackroyd


                              /s/ Craig Camp
                              Craig Camp